EXHIBIT 99.1

GameSquare Esports Increases Previously Issued 2022 Revenue Guidance

Revenue Guidance Increased to US$27.5 to $30.0 million for 2022, a Result of Strong Sales Pipeline and Recently Closed Revenue

July 25, 2022, Toronto, Ontario – GameSquare Esports Inc. (CSE: GSQ; OTCQB: GMSQF; FRA: 29Q1) (“GameSquare”, or the “Company”), today announced that it has increased 2022 revenue guidance to a range of US$27.5 to $30.0 million, from its previously issued revenue target of US$23.5 to $25.0 million, an approximately 20% increase. Management is increasing its revenue forecast based on significant sales pipeline conversion and a higher amount of closed revenue. These positive trends have provided increased confidence in the financial outlook of the Company.

“Brands continue to invest to reach gaming and esports fans, and we are seeing this translate to increased sales activity and opportunities across GameSquare’s media and esports companies,” said Justin Kenna, CEO of GameSquare. “We are bullish on the Company’s prospects as we are showing leadership within esports and successfully converting our growing pipeline into revenue. I’m extremely pleased with the progress we are seeing across our portfolio of companies. We are executing on our growth strategy, and we are growing the top line strongly while also working toward profitability.”

“In 2021, we focused on assembling a leading platform of esports companies, and after a successful integration, we are now seeing the benefits of the model we have created as GameSquare is quickly becoming a leader in the esports industry. Accelerating growth trends reflect the value we provide brands and consumers, and we are successfully executing our growth strategy with a focus on achieving profitability. I am excited by the direction we are headed and the long-term opportunities we are pursuing to create value for our shareholders,” Mr. Kenna concluded

The Company’s revenue guidance was increased due to several factors, including closing of significant contracts expected to be recognized in Q3 and Q4 of 2022, a growing sales pipeline, strong performance by Fourth Frame Studios, identification of new business opportunities within gaming and esports, and significant progress with new and existing partners. The business momentum also reflects increased interest from brands seeking to reach esports and gaming fans through GameSquare’s unique business model, which includes creative agencies, influencers, content creators, a media network, content services, teams, and an audience of more than 220 million followers.

About GameSquare Esports Inc.

GameSquare Esports Inc. is an international gaming and esports company headquartered in Toronto, Canada. The Company is seeking to acquire additional assets and entities serving the gaming and esports markets and, more broadly, in sports and entertainment. GameSquare owns a portfolio of companies including Code Red Esports Ltd., an esports talent agency serving the UK, GCN, a digital media company focusing on the gaming and esports audience based in Los Angeles, USA., NextGen Tech, LLC (dba as Complexity Gaming), a leading esports organization operating in the United States, and Swingman LLC (dba Cut+Sew and Zoned), a gaming and lifestyle marketing agency based in Los Angeles, USA.

Investor Relations

For further information, please contact, Investor Relations for GameSquare Esports Inc.:

Andrew Berger

Phone: (216) 464-6400

Email: IR@gamesquare.com

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Forward-Looking Information

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the Company’s future performance and revenue; continued growth and profitability; and the Company’s ability to execute its business plan. These forward-looking statements are provided only to provide information currently available to us and are not intended to serve as and must not be relied on by any investor as, a guarantee, assurance or definitive statement of fact or probability. Forward-looking statements are necessarily based upon a number of estimates and assumptions which include, but are not limited to: the Company being able to grow its business and being able to execute on its business plan, the Company being able to complete and successfully integrate acquisitions, the Company being able to recognize and capitalize on opportunities and the Company continuing to attract qualified personnel to supports its development requirements. These assumptions, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: the Company’s ability to achieve its objectives, the Company successfully executing its growth strategy, the ability of the Company to obtain future financings or complete offerings on acceptable terms, failure to leverage the Company’s portfolio across entertainment and media platforms, dependence on the Company’s key personnel and general business, economic, competitive, political and social uncertainties including impact of the COVID-19 pandemic and any variants. These risk factors are not intended to represent a complete list of the factors that could affect the Company which are discussed in the Company’s most recent MD&A. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release. GameSquare assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

In addition, the estimates of revenues may be considered “future oriented financial information” or “financial outlooks” (collectively, “FOFI”) within meaning of applicable securities legislation. FOFI has been prepared by the Company’s management to provide an outlook of the Company’s activities and has been approved as of the date of this news release. The Company believes that the prospective financial information has been prepared on a reasonable basis, reflecting management’s best estimates and judgments, and represents, to the management’s knowledge and opinion, the Company’s course of action. The reader is cautioned that this information may not be appropriate for any other purpose and the reader should not place undue reliance on such future-oriented financial information and financial outlooks. FOFI, as with forward-looking statements generally, are, without limitation, based on assumptions and subject to the risks set out above. The Company’s actual financial position and results of operations may differ materially from management’s current expectations and, as a result, the Company’s revenue may differ materially from the revenue provided in this news release. Except as required by law, GameSquare assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Neither the Canadian Securities Exchange (“CSE”) nor its Market Regulator (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

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